UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29097 / December 23, 2009

_____
                                                          :
In the Matter of   :
                                                          :
STRATEGIC FUNDS, INC.   :
THE DREYFUS CORPORATION   :
                                                          :
                                                          :
The Dreyfus Corporation   :
200 Park Avenue   :
New York, New York 10166   :
                                                          :
(812-13712)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Strategic Funds, Inc. and The Dreyfus Corporation filed an application on November 2,
2009, and an amendment to the application on November 24, 2009, requesting an order
under section 6(c) of the Investment Company Act of 1940 (the "Act") exempting
applicants from section 15(a) of the Act and rule 18f-2 under the Act. The order would
permit applicants to enter into and materially amend subadvisory agreements without
shareholder approval and would also grant relief from certain disclosure requirements.

On November 30, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 29064). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Strategic Funds, Inc. and The Dreyfus Corporation (File No. 812-13712) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary